UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number 333-168496

OSSEN INNOVATION CO., LTD.
(Translation of registrant’s name into English)

518 SHANGCHENG ROAD, FLOOR 17, SHANGHAI, 200120,
PEOPLE’S REPUBLIC OF CHINA
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  X                                           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes           No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____.

The final voting results of the matter submitted to a vote of security holders of Ossen Innovation Co., Ltd. (the “Company”) during the Company’s annual meeting of stockholders held on November 8, 2011 were as follows:

Election of Directors:

	For	Withheld
Liang Tang	14,363,899	46,005
Wei Hua	14,363,899	46,005
Junhong Li	14,363,899	46,005
Xiaobing Liu	14,363,899	46,005
Yingli Pan	14,363,899	46,005
Zhongcai Wu	14,363,899	46,005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OSSEN INNOVATION CO., LTD. (Registrant)

Date: November 10, 2011	By: /s/ Wei Hua
Name: Wei Hua Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release of Ossen Innovation Co., Ltd., dated November 8, 2011.